SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2006

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2006, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 10, 2006, entitled " DEALING IN SECURITIES BY DIRECTORS"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 10, 2006

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARB number 086 277 616

JSE trading symbol: DRD

ISIN Code: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Limited ("JSE"), the following information is disclosed:

DEALING IN SECURITIES BY DIRECTORS

Surname:	Wellesley-Wood
First Name:	Mark Michael
Designation:	Director

Date of transaction:	09 November 2006
Price:	$1.193
Amount:	50 000
Aggregate value:	$59 650
Class:	Ordinary
Interest:	Direct, Beneficial

Surname:	Dissel
First Name:	Jacob Hendrik
Designation:	Alternate Director

Date of Transaction:	09 November 2006
Price:	R8.55
Amount:	1 500
Aggregate value:	R12 825
Class:	Ordinary
Interest:	Direct, Beneficial

Nature: Mr Wellesley-Wood has purchased 50 000 ordinary shares, which constitute approximately 10.85% of his total shareholding and approximately 4.62% of his total entitlement.

Nature: Mr Dissel has purchased 1 500 ordinary shares, which constitute 100% of his total shareholding and approximately 0.41% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg
10 November 2006

Sponsor
Standard Bank